Exhibit 99.1

January 16, 2021

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Submission of Post-Buyback Public Announcement for buyback of equity shares of Wipro Limited (the “Company”)

Pursuant to regulation 24(vi) of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 2018, as amended, the Company has published the Post-Buyback Public Announcement for the buyback of 23,75,00,000 (Twenty Three Crores Seventy Five Lakhs) fully paid up Equity Shares of the Company of face value of Rs. 2/- (Rupees Two only) each at a price of Rs. 400/- (Rupees Four Hundred only) per equity share on a proportionate basis from the equity shareholders of the Company as on the Record date of December 11, 2020 through the tender offer process.

We are enclosing herewith copy of the Post-Buyback Public Announcement published on January 16, 2021 for your information and records.

Thanking you,

For Wipro Limited

M Sanaulla Khan

Company Secretary

Encl: As above.

Registered Office: Wipro Limited T: +91(80)2844001 Doddakanneli F: +91(80)28440256 Sarjapur Road E: info@wipro.com Bengaluru 58035 W: wipro.com India U: L32102KA1945PLC020800

WIPRO LIMITED

Corporate Identification Number (CIN): L32102KA1945PLC020800

Registered Office: Doddakannelli, Sarjapur Road, Bengaluru - 560 035, India.

Phone: +91 80 2844 0011; Fax: +91 80 2844 0054; Email: corp-secretarial@wipro.com; Website: www.wipro.com

Company Secretary and Compliance Officer: Mr. M Sanaulla Khan

POST BUYBACK PUBLIC ANNOUNCEMENT FOR THE ATTENTION OF EQUITY SHAREHOLDERS/BENEFICIAL

OWNERS OF EQUITY SHARES OF WIPRO LIMITED

This public announcement (the “Post Buyback Public Announcement”) is being made pursuant to Regulation 24(vi) of the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 2018 including any statutory modifications or re-enactments thereof (the “Buyback Regulations”). This Post Buyback Public Announcement should be read in conjunction with the public announcement dated November 18, 2020 (the “Public Announcement”) and the letter of offer dated December 22, 2020 (the “Letter of Offer”). The terms used but not defined in this Post Buyback Public Announcement shall have the same meanings as assigned in the Public Announcement and the Letter of Offer.

1.	THE BUYBACK

1.1.

Wipro Limited (the “Company”) had announced a buyback of up to 23,75,00,000 (Twenty Three Crores Seventy Five Lakhs) fully paid-up equity shares of face value of Rs. 2/- (Rupees Two only) each (“Equity Shares”) from the beneficial owners of Equity Shares holding Equity Shares as on December 11, 2020 (the “Record Date”), on a proportionate basis, through the “Tender Offer” route at a price of Rs. 400/- (Rupees Four Hundred only) per equity share payable in cash, for an aggregate amount of up to Rs. 95,00,00,00,000/- (Rupees Nine Thousand Five Hundred Crores only) (“Buyback Size”, and such buyback of shares, the “Buyback”). The Buyback Size was 20.95% and 18.04% of the aggregate of the total paid-up equity share capital and free reserves as per the audited standalone and consolidated balance sheet, respectively, of the Company as on September 30, 2020, and represented up to 4.16% of the total issued and paid-up equity share capital of the Company.

1.2.

The Company adopted the Tender Offer route for the purpose of the Buyback. The Buyback was implemented using the “Mechanism for acquisition of shares through Stock Exchange” notified by the Securities and Exchange Board of India vide circular CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 read with SEBI circular CFD/DCR2/ CIR/P/2016/131 dated December 9, 2016, including any amendments or statutory modifications for the time being in force.

1.3.	The Tendering Period for the Buyback opened on Tuesday, December 29, 2020 and closed on Monday, January 11, 2021.

2.	DETAILS OF BUYBACK

2.1.	23,75,00,000 (Twenty Three Crores Seventy Five Lakhs) Equity Shares were bought back under the Buyback, at a price of Rs. 400/- (Rupees Four Hundred only) per Equity Share.

2.2.	The total amount utilized in the Buyback is Rs. 95,00,00,00,000/- (Rupees Nine Thousand Five Hundred Crores only).

2.3.

The registrar to the Buyback i.e. KFin Technologies Private Limited (“Registrar”), considered 20,301 valid applications for 81,82,31,919 (Eighty One Crores Eight Two Lakhs Thirty One Thousand Nine Hundred and Nineteen) Equity Shares in response to the Buyback resulting in the subscription of approximately 3.45 times the maximum number of Equity Shares proposed to be bought back. The details of the valid applications considered by the Registrar, are as follows:

Category	No. of Equity Shares Reserved in the Buyback	No. of Valid Applications	Total Equity Shares Validly Tendered	% Response
Reserved Category for Small Shareholders	3,56,25,000	18,906	22,24,522	6.24%
General Category for all other Equity Shareholders	20,18,75,000	1,395	81,60,07,397	404.21%
Total	23,75,00,000	20,301	81,82,31,919	344.52%

2.4.

All valid applications were considered for the purpose of Acceptance in accordance with the Buyback Regulations and the Letter of Offer. The communication of acceptance/ rejection is being dispatched by the Registrar to the eligible Equity Shareholders.

2.5.	The settlement of all valid bids was completed by the Indian Clearing Corporation Limited and the NSE Clearing Limited (“Clearing Corporations”) as applicable, on Friday, January 15, 2021.

2.6.

The Clearing Corporations have made direct funds payout to Eligible Shareholders whose shares have been accepted under the Buyback. If Eligible Shareholders’ bank account details were not available or if the funds transfer instruction was rejected by RBI/respective bank, due to any reason, such funds were transferred to the concerned Stock Brokers’ settlement bank account for onward transfer to such Eligible Shareholders.

2.7.

Equity Shares held in dematerialized form accepted under the Buyback were transferred to the Company Demat Account on Friday, January 15, 2021. The unaccepted demat Equity Shares have been returned to the respective Eligible Shareholders by Clearing Corporations on Friday, January 15, 2021.

The extinguishment of 23,75,00,000 (Twenty Three Crores Seventy Five Lakhs) Equity Shares accepted under the Buyback, comprising of all Equity Shares in dematerialized form, is currently under process and shall be completed on or before Friday, January 22, 2021.

2.8.

The Company, and its respective Directors, accept full responsibility for the information contained in this Post Buyback Public Announcement and also accept responsibility for the obligations of the Company laid down under the Buyback Regulations.

3.	CAPITAL STRUCTURE AND SHAREHOLDING PATTERN

3.1.	The capital structure of the Company, pre and post Buyback, is as under:

Sr.	Particulars	Pre Buyback		Post Buyback (2)
No.		No. of Shares	Amount (Rs. Lakhs)	No. of Shares	Amount (Rs. Lakhs)
1	Authorized Share Capital	12,50,45,00,000 Equity Shares of Rs. 2 each	2,50,090	12,50,45,00,000 Equity Shares of Rs. 2 each	2,50,090
		2,50,00,000 Preference Shares of Rs. 10 each	2,500	2,50,00,000 Preference Shares of Rs. 10 each	2,500
		1,50,000 10% Optionally Convertible Cumulative Preference Shares of Rs. 100 each	150	1,50,000 10% Optionally Convertible Cumulative Preference Shares of Rs. 100 each	150
		Total	2,52,740	Total	2,52,740
2	Issued, Subscribed and Fully Paid-up	5,71,53,38,089 Equity Shares of Rs. 2 each(1)	1,14,307	5,47,78,38,089 Equity Shares of Rs. 2 each	1,09,557
		Total	1,14,307	Total	1,09,557

(1)	14,17,00,244 (Fourteen Crores Seventeen Lakhs Two Hundred and Forty Four) Equity Shares represent underlying Equity Shares against ADRs outstanding as at November 20, 2020.
(2)	Subject to extinguishment of 23,75,00,000 Equity Shares.

3.2.	Details of shareholders from whom Equity Shares exceeding 1% of the total Equity Shares have been bought back are as under:

Sr. No.	Name	Number of Equity Shares accepted under Buyback	Equity Shares accepted as a % of total Equity Shares bought back (%)	Equity Shares accepted as a % of total Post Buyback Equity Share Capital (%)
1	Azim Premji Trust	19,87,22,670	83.67	3.63
2	Mr. Azim Hasham Premji Partner Representing Hasham Traders	1,00,00,000	4.21	0.18
3	Mr. Azim Hasham Premji Partner Representing Zash Traders	75,00,000	3.16	0.14
4	Mr. Azim Hasham Premji Partner Representing Prazim Traders	75,00,000	3.16	0.14
5	Azim Premji Philanthropic Initiatives Private Limited	51,82,115	2.18	0.09
	Total	22,89,04,785	96.38	4.18

3.3.	The shareholding pattern of the Company, pre and post Buyback, is as under:

Category of Shareholder	Pre Buyback		Post Buyback (1)
	Number of Equity Shares	% to the Pre Buyback Equity Share capital	Number of Equity Shares	% to post Buyback Equity Share capital
Promoter and Promoter Group	4,22,99,45,033	74.01	4,00,10,40,248	73.04
Foreign Investors (Including ADRs, Non-Resident Indians, FIIs, FPIs, Foreign Nationals, and Overseas Corporate Bodies)	64,47,35,118	11.28
Financial Institutions/Banks, NBFCs & Mutual Funds	34,68,32,236	6.07	1,47,67,97,841	26.96
Others (Public, Bodies Corporate, Clearing Members, Trusts and HUF)	49,38,25,702	8.64
Total	5,71,53,38,089	100.00	5,47,78,38,089	100.00

(1)	Subject to extinguishment of 23,75,00,000 Equity Shares

4.	MANAGER TO THE BUYBACK

JM Financial Limited

7th Floor, Cnergy, Appasaheb Marathe Marg, Prabhadevi, Mumbai – 400025, Maharashtra, India.

Tel.: +91 22 6630 3030 Fax: +91 22 6630 3330

Contact Person: Ms. Prachee Dhuri

Email: wipro.buyback2020@jmfl.com

Website: www.jmfl.com

SEBI Regn. No.: INM000010361

Corporate Identification Number: L67120MH1986PLC038784

5.	DIRECTOR’S RESPONSIBILITY

As per Regulation 24(i)(a) of the Buyback Regulations, the Board of Directors of the Company accepts responsibility for the information contained in this Post Buyback Public Announcement or any other information advertisement, circular, brochure, publicity material which may be issued and confirms that such document contains true, factual and material information and does not contain any misleading information.

For and on behalf of the Board of Directors of Wipro Limited

Sd/- Rishad A Premji Chairman (Director Identification Number (DIN): 02983899)	Sd/- Thierry Delaporte Chief Executive Officer and Managing Director (DIN: 08107242)	Sd/- Jatin P Dalal Chief Financial Officer	Sd/- M Sanaulla Khan Company Secretary (Membership Number: F4129)

Place: Bengaluru

Date: January 15, 2021